As filed with the Securities and Exchange Commission on October 7, 2003

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Mindspeed Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4000 MacArthur Boulevard Newport Beach, California 92660-3095 (949) 579-3000	01-0616769
(State or other jurisdiction of incorporation or organization)	(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(I.R.S. Employer Identification No.)

RAOUF Y. HALIM
Chief Executive Officer
Mindspeed Technologies, Inc.
4000 MacArthur Boulevard
Newport Beach, California 92660-3095
(949) 579-3000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

IAN J. STOCK, ESQ. Senior Vice President, General Counsel and Secretary Mindspeed Technologies, Inc. 4000 MacArthur Boulevard Newport Beach, California 92660-3095 (949) 579-3000	PETER R. KOLYER, ESQ. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, New York 10112 (212) 408-5100

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

			Proposed maximum
Title of securities	Amount to be	Proposed maximum	aggregate offering	Amount of
to be registered	registered(1)	offering price per share(2)	price(2)	registration fee

Common Stock, par value $.01 per share (including the associated Preferred Share Purchase Rights)	30,000,000 shares	$5.40	$162,000,000	$13,106
Warrants to purchase Common Stock	30,000,000 shares	(3)	(3)	(3)

     (1)  The shares of Common Stock set forth in the Calculation of Registration Fee table and which may be offered pursuant to this registration statement include, pursuant to Rule 416 under the Securities Act, such additional number of shares of the registrant’s Common Stock as may be offered or issued as a result of any stock splits, stock dividends or similar transactions, including any anti-dilution provisions of the warrants.

     (2)  Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The price per share and aggregate offering price are based upon the average of the high and low sales price of the registrant’s common stock on October 2, 2003, as reported on the American Stock Exchange.

     (3)  Pursuant to Rule 457(g), no separate registration fee is required with respect to the warrants.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION — DATED OCTOBER 7, 2003

PROSPECTUS

Mindspeed Technologies, Inc.

Common Stock
(including associated Preferred Share Purchase Rights)

Warrants To Purchase Common Stock

     In connection with our spin-off from Conexant Systems, Inc., on June 27, 2003 we issued to Conexant warrants to purchase 30,000,000 shares of our common stock. This prospectus may be used by Conexant to resell the warrants or the shares of our common stock issuable upon exercise of the warrants. In addition, this prospectus may be used by any transferee of the warrants or the underlying shares of our common stock transferred by Conexant. We will not receive any of the proceeds from the sale of the warrants or the underlying shares by Conexant or any other selling securityholder. This prospectus may also be used by us to offer and sell shares of our common stock upon the exercise of the warrants.

     Our common stock (including the associated preferred share purchase rights) is listed on the American Stock Exchange under the symbol MND. The warrants may not be exercised and the shares of our common stock underlying the warrants may not be sold for a 12-month period commencing June 27, 2003. Thereafter, the warrants are exercisable for our common stock at any time during the 10-year period commencing June 27, 2003 at an initial exercise price of $3.408 per share, subject to adjustments for anti-dilution purposes.

     In reviewing this prospectus, you should carefully consider the matters described under “Risk Factors” beginning on page 4 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different.

     The information contained in or incorporated by reference into this prospectus is correct as of the date of this prospectus. You should be aware that some of this information may have changed by the time this document is delivered to you.

The date of this prospectus is                    , 2003.

     The information in this prospectus is incomplete and may be changed. The selling securityholder may not sell the securities to be sold by it and we may not sell the securities to be sold by us until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

AVAILABLE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
OUR COMPANY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SECURITYHOLDER
PLAN OF DISTRIBUTION
DESCRIPTION OF THE WARRANTS
LEGAL MATTERS
EXPERTS
SIGNATURES
EXHIBIT INDEX
EXHIBIT 4.5
EXHIBIT 4.6
EXHIBIT 5
EXHIBIT 23.1
EXHIBIT 23.2

AVAILABLE INFORMATION

     In accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act, we file reports, proxy and information statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy and information statements and other information that we file, including the registration statement and its exhibits, at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the SEC (www.sec.gov). Our Internet site is www.mindspeed.com. Our Internet site and the information contained therein or connected thereto are not intended to be incorporated into this prospectus or the registration statement of which it forms a part.

     You also may inspect reports, proxy statements and other information about us at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     In accordance with the Securities Act of 1933, as amended, or the Securities Act, we have filed with the SEC a registration statement on Form S-3 relating to the warrants issued to Conexant and the underlying shares of our common stock. This prospectus does not contain all of the information included in the registration statement and its attached exhibits. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us, the warrants and our common stock, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of the contract or other document we have filed as an exhibit, each statement being qualified in all respects by such reference. You may read and obtain copies of the registration statement and any amendments to it, including its exhibits, as described above.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC’s rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. This information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference the following documents filed with the SEC in accordance with the Exchange Act and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of securities by this prospectus is completed:

•	Our registration statement on Form 10, as amended (File No. 1-31650), which contains a description of our common stock (including the associated preferred share purchase rights) under Item 11;

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2003; and

•	Our current report on Form 8-K filed July 1, 2003.

     Our Form 10 contains a copy of the audit report of Arthur Andersen LLP dated January 18, 2000, previously issued by Arthur Andersen in connection with the audit of the consolidated financial statements of Maker Communications, Inc. The audit report has not been re-issued by Arthur Andersen as they have ceased operations. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen and incorporated by reference herein or any omission of a material fact required to be stated therein. Accordingly, investors will not be able to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act for any purchases of securities under this prospectus.

     Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless exhibits are specifically incorporated by reference into the documents). You may submit a request for this material to Shareholder Relations, Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, Newport Beach, California 92660-3095 (telephone number (949) 579-3000).

OUR COMPANY

     Mindspeed Technologies, Inc., a Delaware corporation incorporated in July 2001, designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Our products, ranging from physical layer transceivers and framers to higher layer network processors, are sold to original equipment manufacturers, or OEMs, for use in a variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers and digital loop carrier equipment. Service providers use this equipment for the processing, transmission and switching of high-speed voice and data traffic within different segments of the communications network.

     On June 27, 2003, we became an independent, publicly held company by means of the distribution by Conexant Systems, Inc. of all outstanding shares of our common stock to Conexant shareholders. Prior to the distribution, we were a wholly owned subsidiary of Conexant and, together with other subsidiaries of Conexant, operated Conexant’s Mindspeed Technologies business.

     Our principal executive offices are located at 4000 MacArthur Boulevard, Newport Beach, California 92660-3095 and our telephone number is (949) 579-3000.

RISK FACTORS

     You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock, the warrants or other securities.

Risks Related to Our Business

We are incurring substantial operating losses, we anticipate additional future losses and we must significantly increase our revenues to become profitable.

     We incurred a net loss of $718.3 million ($145.1 million, before the $573.2 million cumulative effect of a change in accounting for goodwill) in the first nine months of fiscal 2003 compared to a net loss of $518.8 million in the first nine months of fiscal 2002. We incurred net losses of $668.3 million in fiscal 2002 and $496.4 million in fiscal 2001. We face an environment of sharply diminished demand in many of the markets for our products and lower levels of capital spending by service providers who purchase equipment containing our products. We expect that reduced end-customer demand and other factors will continue to result in our incurring significant operating losses in the near term.

     In order to return to profitability, we must achieve substantial revenue growth. Revenue growth will depend on renewed demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on capital spending levels of communications service providers. Although we have implemented a number of expense reduction and restructuring initiatives to more closely align our cost structure with the current business environment, expense reductions alone, without revenue growth, will not return us to profitability. We cannot assure you as to whether or when we will return to profitability or whether we will be able to sustain such profitability, if achieved.

We have recently experienced the worst downturn in the history of the highly cyclical semiconductor industry, resulting in a dramatic decline in our revenues.

     The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular. Periods of industry downturns such as we are now experiencing have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. These factors have caused substantial fluctuations in our revenues and our results of operations. We have in the past experienced these cyclical fluctuations in our business and may experience cyclical fluctuations in the future.

     During the late 1990’s and extending into 2000, the semiconductor industry in general, and communications applications in particular, enjoyed unprecedented growth, benefiting from the rapid expansion of the Internet and other communication services worldwide. Since fiscal 2001, we — like many of our customers and competitors — have been adversely impacted by a global economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our communications semiconductor products. The impact of weakened end-customer demand has been compounded by higher than normal levels of equipment and component inventories held by many of our OEM, subcontractor and distributor customers. These conditions have represented the worst downturn in the history of the semiconductor industry, and the market for communications semiconductor products has been impacted more adversely than the industry as a whole. We cannot assure you as to whether or when the current industry downturn will end or market conditions will improve to the extent necessary for us to return to profitability.

We have substantial cash requirements to fund our operations, research and development efforts and capital expenditures. Our capital resources are limited and capital needed for our business may not be available when we need it.

     For the third quarter and first nine months of fiscal 2003, our net cash “burn” (the sum of our net cash used in operating activities and net cash used in investing activities) was $32.4 million and $94.5 million, respectively. Prior to our spin-off from Conexant, we relied on funding from Conexant together with cash generated from product sales to fund our cash requirements. Our principal sources of liquidity are our existing cash reserves (approximately $100 million as of June 30, 2003) and available borrowings under a $50 million credit facility with Conexant. We believe that our existing sources of liquidity, along with cash expected to be generated from product sales, will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. However, we cannot assure you that this will be the case, and if we continue to incur operating losses and negative cash flows in the future, we may need to reduce further our operating costs or obtain alternate sources of financing, or both, to remain viable. We cannot assure you that we will have access to additional sources of capital on favorable terms or at all.

We are subject to intense competition.

     The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of United States and international semiconductor manufacturers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted, and is expected to continue to result, in declining average selling prices for our products.

     Many of our current and potential competitors have certain advantages over us, including:

•	stronger financial position and liquidity;

•	longer presence in key markets;

•	greater name recognition;

•	access to larger customer bases; and

•	significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can. Moreover, we have recently incurred substantial operating losses and we anticipate future losses. Our OEM customers may choose semiconductor suppliers whom they believe have a stronger financial position or liquidity.

     Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers’ purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors.

Our success depends on our ability to develop competitive new products in a timely manner.

     Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

•	our ability to anticipate customer and market requirements and changes in technology and industry standards;

•	our ability to accurately define new products;

•	our ability to timely complete development of new products and bring our products to market on a timely basis;

•	our ability to differentiate our products from offerings of our competitors; and

•	overall market acceptance of our products.

     We cannot assure you that we will have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products, particularly if we are required to take further cost reduction actions. Furthermore, we are required to continually evaluate expenditures for planned product development and to choose among alternative technologies based on our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

If we are not able to keep abreast of the rapid technological changes in our markets, our products could become obsolete.

     The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

•	rapid technological developments;

•	rapid changes in customer requirements;

•	frequent new product introductions and enhancements;

•	declining prices over the life cycle of products; and

•	evolving industry standards.

     Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

We may not be able to attract and retain qualified personnel necessary for the design, development and sale of our products. Our success could be negatively affected if key personnel leave.

     Our future success depends on our ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel can be intense in the semiconductor industry. We cannot assure you that we will be able to attract and retain qualified management and other personnel necessary for the design, development and sale of our products.

     Approximately 25% of our engineers are foreign nationals working in the United States under visas. The visas held by many of our employees permit qualified foreign nationals working in specialty occupations, such as certain categories of engineers, to reside in the United States during their employment. The number of new visas approved each year may be limited and may restrict our ability to hire additional qualified technical employees. In addition, immigration policies are subject to change, and these policies have generally become more stringent since the events of September 11, 2001. Any additional significant changes in immigration laws, rules or regulations may further restrict our ability to retain or hire technical personnel.

     We may have particular difficulty attracting and retaining key personnel during periods of poor operating performance. Our recent expense reduction and restructuring initiatives, including a series of worldwide workforce reductions, have significantly reduced the number of our technical employees. The loss of the services of one or more of our key employees, including Raouf Y. Halim, our chief executive officer, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

If network infrastructure OEMs do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

     Our products are not sold directly to the end-user but are components of other products. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. We may be unable to achieve these “design wins”. Without design wins from OEMs, we would be unable to sell our products. Once an OEM designs another supplier’s semiconductors into one of its product platforms, it will be more difficult for us to achieve future design wins with that OEM’s product platform because changing suppliers involves significant cost, time, effort and risk. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, its own products are not commercially successful.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

     Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. This lengthy period of time required also increases the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development, and selling, general and administrative expenses before we generate the related revenues for these products, and we may never generate the anticipated revenues if our customer cancels or changes its product plans.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

     Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a substantial portion of our products through distributors, some of whom have a right to return unsold products to us. Sales to distributors accounted for approximately 44% and 59% of our net revenues for fiscal 2002 and the first nine months of fiscal 2003, respectively. We routinely purchase inventory based on estimates of end-market demand for our customers’ products, which is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory.

     The network infrastructure markets we address have been characterized by dramatic changes in end-user demand and levels of channel inventories that reduce visibility into future demand for our products. As a result of sharply reduced demand across our product portfolio, in fiscal 2001 we recorded $83.5 million of inventory write-downs.

We are dependent upon third parties for the manufacture, assembly and test of our products.

     We are entirely dependent upon outside wafer fabrication facilities, known as foundries, for wafer fabrication services. Under our fabless business model, our long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer production capacity. During times when the semiconductor industry is experiencing a shortage of wafer fabrication capacity, we may experience delays in shipments or increased manufacturing costs.

     There are significant risks associated with our reliance on third-party foundries, including:

•	the lack of assured wafer supply, potential wafer shortages and higher wafer prices;

•	limited control over delivery schedules, manufacturing yields, production costs and product quality; and

•	the unavailability of, or delays in obtaining, access to key process technologies.

     We obtain external wafer manufacturing capacity primarily from Taiwan Semiconductor Manufacturing Co., Ltd., known as TSMC, and Jazz Semiconductor, a joint venture whose principal owners are The Carlyle Group and Conexant. However, these and other foundries we use may allocate their limited capacity to fulfill the production requirements of other customers that are larger and better financed than we. If we choose to use a new foundry, it typically takes several months to complete the qualification process before we can begin shipping products from the new foundry.

     We are also dependent upon third parties, including Amkor Technology, Inc., for the assembly and test of our products. Our reliance on others to assemble and test our products subjects us to many of the same risks as are described above with respect to our reliance on outside wafer fabrication facilities.

     Wafer fabrication processes are subject to obsolescence, and foundries may discontinue a wafer fabrication process used for certain of our products. In such event, we generally offer our customers a “last-time buy” program to satisfy their anticipated requirements for our products. The unanticipated discontinuation of a wafer fabrication process on which we rely may adversely affect our revenues and our customer relationships.

     The foundries and other suppliers on whom we rely may experience financial difficulties or suffer disruptions in their operations due to causes beyond our control, including labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. Certain of our suppliers’ manufacturing facilities are located near major earthquake fault lines in the Asia-Pacific region, Mexico and California. In the event of a disruption of the operations of one or more of our suppliers, we may not have a second manufacturing source immediately available. Such an event could cause significant delays in shipments until we could shift the products from an affected facility or supplier to another facility or supplier. The manufacturing processes we rely on are specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer production capacity, may not be available to us on a timely basis. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, or at all. Difficulties or delays in securing an adequate supply of our products on favorable terms, or at all, could impair our ability to meet our customers’ requirements and have a material adverse effect on our operating results.

     In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience from time to time lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers’ demands for our products on a timely basis. Moreover, lower than anticipated manufacturing yields may adversely affect our cost of goods sold and our results of operations.

We are subject to the risks of doing business internationally.

     For fiscal 2002 and the first nine months of fiscal 2003, approximately 46% and 57%, respectively, of our net revenues were from customers located outside the United States, primarily in the Asia-Pacific region and European countries. In addition, we have design centers and suppliers located outside the United States, including foundries and assembly and test service providers located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

•	currency exchange rate fluctuations;

•	local economic and political conditions;

•	disruptions of capital and trading markets;

•	restrictive governmental actions (such as restrictions on the transfer or repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

•	changes in legal or regulatory requirements;

•	difficulty in obtaining distribution and support;

•	the laws and policies of the United States and other countries affecting trade, foreign investment and loans, and import or export licensing requirements;

•	tax laws; and

•	limitations on our ability under local laws to protect our intellectual property.

     Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our foreign sales.

     We enter into foreign currency forward exchange contracts to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes. Our financial condition and results of operations could be affected (adversely or favorably) by currency fluctuations.

Our operating results may be negatively affected by substantial quarterly and annual fluctuations and market downturns.

     Our revenues and operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the timing of receipt, reduction or cancellation of significant orders by customers;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product and technology introductions by competitors;

•	fluctuations in manufacturing yields;

•	availability and cost of products from our suppliers;

•	intellectual property disputes; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.

     The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our ability to use, make, sell, export or import our products or one or more components comprising our products.

     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their patents and technology. Any litigation to determine the validity of claims that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

•	pay substantial damages;

•	cease the manufacture, use or sale of infringing products;

•	discontinue the use of infringing technology;

•	expend significant resources to develop non-infringing technology; or

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

     We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. At times we incorporate the intellectual property of our customers into our designs, and we have obligations with respect to the non-use and non-disclosure of their intellectual property. In the past, we have engaged in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We may engage in future litigation on similar grounds, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. We cannot assure you that:

•	the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

•	any existing or future patents will not be challenged, invalidated or circumvented; or

•	any of the measures described above would provide meaningful protection.

     Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology it would make it easier for our competitors to offer similar products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

Our success may depend, in part, on our ability to successfully integrate companies we may acquire.

     We may from time to time make acquisitions, enter into alliances or make investments to complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, if we consummate such transactions, they could result in:

•	issuances of equity securities dilutive to our existing shareholders;

•	the incurrence of substantial debt and assumption of unknown liabilities;

•	large one-time write-offs;

•	amortization expenses related to intangible assets;

•	the diversion of management’s attention from other business concerns; and

•	the potential loss of key employees from the acquired company.

     Additionally, in periods subsequent to an acquisition, we must evaluate goodwill and acquisition-related intangible assets for impairment. When such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings.

     Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources and our relationships with employees and customers, and ultimately may not be successful.

Risks Related to Our Spin-off From Conexant, the Securities Markets
and Ownership of Our Common Stock or the Warrants

We do not have an operating history as an independent company, and potential concerns about our prospects as an independent company could affect our ability to attract and retain customers and employees. Our historical financial statements are not necessarily indicative of our financial position, results of operations and cash flows as an independent company.

     As an independent public company, we are dependent on our own resources to operate our business and, except for the $50 million credit facility with Conexant, we no longer have access to Conexant’s resources. If we are not successful in assuring our customers and employees of our financial stability and our prospects for success as an independent company, our customers may choose other suppliers and our employees may seek other employment, which may materially adversely affect our business.

     The historical financial information we have incorporated by reference into this prospectus from our registration statement on Form 10 and our quarterly report on Form 10-Q for the quarter ended June 30, 2003 has been derived from Conexant’s consolidated financial statements and does not reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. For example, as a result of our separation from Conexant, changes will occur in our cost structure, funding and operations, including changes in our tax structure, increased costs associated with reduced economies of scale and increased costs associated with becoming a public, stand-alone company. As part of Conexant, we benefited from various economies of scale, including shared global administrative functions and facilities and volume purchase discounts. Our costs may increase as a result of the loss or renegotiation of these arrangements, although the amount of any cost increase is not determinable at this time. We must also negotiate new or revised agreements with various third parties as a separate, stand-alone entity. Such agreements relate to manufacturing capacity, intellectual property and other goods and services for our business. We are in the process of negotiating such agreements with various third parties, including agreements relating to manufacturing capacity. Although we expect to be able to enter into arrangements on terms substantially similar to those we enjoyed as part of Conexant prior to the distribution, we cannot assure you that we will be able to do so.

Our securities have a limited trading history, and our stock price may fluctuate significantly.

     Prior to June 23, 2003, when our common stock began trading on the American Stock Exchange on a “when-issued” basis, there was no trading market for our common stock. On June 30, 2003, our common stock began trading on a “regular way” basis on the American Stock Exchange under the trading symbol “MND”. There can be no assurance as to the prices at which trading in our common stock will occur in the future. At least until our common stock is fully distributed and an orderly market develops, and even thereafter, the market price of our common stock may fluctuate significantly. We cannot assure you that an active trading market in our common stock will develop or be sustained in the future. The market price at which shares of our common stock will trade will be determined by the marketplace and may be influenced by many factors, including:

•	our operating and financial performance and prospects;

•	the depth and liquidity of the market for our common stock;

•	investor perception of us and the industry in which we operate;

•	the level of research coverage of our common stock;

•	changes in earnings estimates or buy/sell recommendations by analysts;

•	general financial and other market conditions; and

•	domestic and international economic conditions.

     In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

It may be difficult for shareholders to sell our common stock due to the possibility of an illiquid market for our stock.

     Because our total market capitalization is relatively small, our common stock may be or become relatively illiquid. In that event, a shareholder who wants to sell our stock may find it difficult to do so expeditiously or at a favorable price.

     Moreover, all companies listed on the American Stock Exchange are required to comply with continued listing standards. The American Stock Exchange will consider delisting the securities of a company which has: shareholders’ equity of less than $2 million and losses from continuing operations (or net losses) in two of its three most recent fiscal years; shareholders’ equity of less than $4 million and losses from continuing operations (or net losses) in three of its four most recent fiscal years; or shareholders’ equity of less than $6 million and losses from continuing operations (or net losses) in its five most recent fiscal years.

Notwithstanding our recent operating losses and net losses, as of June 30, 2003, we were in compliance with these shareholders’ equity standards as our shareholders’ equity was approximately $193 million. There can be no assurance, however, that our shareholders’ equity will remain above the required levels or that we will not sustain additional losses in the future. If we fail to continue meeting these standards, our common stock would cease to be eligible for listing on the American Stock Exchange and investors could be required to trade our common stock on the OTC Bulletin Board or some other quotation medium. If that were to occur, an investor might find it more difficult to buy and sell, or to obtain accurate price quotations for, shares of our common stock. This lack of visibility and liquidity could adversely affect the price of our common stock.

     In addition, termination of listing on the American Stock Exchange may negatively impact our standing with our customers and employees and, as a consequence, our ability to compete successfully.

A substantial redistribution of our common stock may occur after our spin-off from Conexant, which could cause our stock price to decline.

     Substantially all of the shares of our common stock distributed in the spin-off are eligible for immediate resale in the public market. In spin-off transactions, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the spin-off. We are unable to predict whether substantial amounts of our common stock will be sold in the open market following the spin-off or what effect such sales may have on the market price of our common stock. Any sales of substantial amounts of our common stock in the public market, or the perception that any redistribution has not been completed, could materially adversely affect the market price of our common stock.

Substantial sales of our common stock upon exercise of our warrants issued to Conexant could also depress our stock price or adversely impact our ability to raise additional financing in the public capital markets.

     Conexant holds warrants that are exercisable for 30 million shares of our common stock, representing approximately 20 percent of our outstanding common stock on a fully diluted basis. Conexant also holds warrants to acquire up to 8,333,334 shares of our common stock to the extent we borrow under the credit facility provided by Conexant. Although the warrants are not exercisable for lock-up periods of 12 months and 9 months, respectively, following our spin-off from Conexant, when the lock-up periods expire and if the warrants are otherwise exercisable the underlying shares of our common stock may be acquired and sold. If Conexant or a transferee of the warrants sells a substantial number of shares of our common stock in the future or if investors perceive that these sales may occur, the market price of our common stock could decline or market demand for our common stock could be sharply reduced, thereby adversely impacting our ability to raise additional financing by issuing equity or equity-based securities in the public capital markets.

There may be no active trading market for the warrants.

     There is currently no public market for the warrants issued to Conexant and we do not intend to list the warrants on any securities exchange or automated quotation system. We cannot assure you that a liquid market for the warrants will develop. If an active market does not develop, holders of warrants may find it difficult to sell the warrants expeditiously, at a favorable price or at all. Future trading prices of the warrants will depend on many factors, including the trading price of our common stock.

Some of our directors and executive officers may have potential conflicts of interest because of their positions with Conexant or their ownership of Conexant common stock.

     Some of our directors are Conexant directors, and our non-executive chairman of the board is chairman of the board and chief executive officer of Conexant. Several of our directors and executive officers own Conexant common stock and hold options to purchase Conexant common stock. Service as both a director of ours and as a director or officer of Conexant, or ownership of Conexant common stock by our directors and executive officers, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Conexant. For example, potential conflicts could arise in connection with decisions involving the credit facility provided to us by Conexant or the warrants to purchase our common stock issued to Conexant, or under the other agreements entered into between us and Conexant in connection with the spin-off.

     Our restated certificate of incorporation includes provisions relating to the allocation of business opportunities that may be suitable for both us and Conexant based on the relationship to the companies of the individual to whom the opportunity is presented and the method by which it was presented and also includes provisions limiting challenges to the enforceability of contracts between us and Conexant.

     We may have difficulty resolving any potential conflicts of interest with Conexant, and even if we do, the resolution may be less favorable than if we were dealing with an entirely unrelated third party.

Provisions in our organizational documents and rights plan and Delaware law will make it more difficult for someone to acquire control of us.

     Our restated certificate of incorporation, our amended bylaws, our rights agreement and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our restated certificate of incorporation and amended bylaws include provisions such as:

•	the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

•	the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareholders;

•	a prohibition on shareholder action by written consent;

•	a requirement that shareholders provide advance notice of any shareholder nominations of directors or any proposal of new business to be considered at any meeting of shareholders;

•	a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or amended bylaws;

•	elimination of the right of shareholders to call a special meeting of shareholders; and

•	a fair price provision.

     Our rights agreement gives our shareholders certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

     In addition to the rights agreement and the provisions in our restated certificate of incorporation and amended bylaws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested shareholder during the three-year period following the time that such shareholder becomes an interested shareholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the shareholder becoming an interested shareholder or specified shareholder approval requirements are met.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain statements relating to our future results (including certain projections and business trends) accompanied by such phrases as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “projects”, “will” and other similar expressions that are “forward looking” within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the “safe harbor” created thereunder. Our actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to, those set forth herein under the headings “Risks Related to Our Business” and “Risks Related to Our Spin-off from Conexant, the Securities Markets and Ownership of Our Common Stock or the Warrants” as well as those detailed from time to time in our filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

     Any proceeds received by us from the exercise of the warrants will be used for general corporate purposes. These proceeds represent the exercise price of the warrants paid in cash. We will not receive any proceeds from sales by the selling securityholder of the warrants or our common stock acquired upon exercise of the warrants.

SELLING SECURITYHOLDER

     The following table sets forth certain information as of September 30, 2003 concerning the warrants and the shares of our common stock issuable upon exercise of the warrants that may from time to time be offered for resale by the selling securityholder. This information is based upon information provided by the selling securityholder and assumes (i) that all of the warrants held by the selling securityholder are fully exercised at the stated price of $3.408 per share and (ii) the sale of all of the underlying shares by the selling securityholder. The exercise price and the number of shares issuable pursuant to the warrants are subject to adjustment pursuant to specified anti-dilution provisions set forth in the warrants. The term selling securityholder includes the securityholder listed below and its transferees, pledgees, donees or other successors.

Shares of Common
	Warrants		Stock Beneficially	Shares of Common Stock
Selling	Beneficially Owned	Exercise Shares	Owned Prior	Beneficially Owned
Securityholder	and Offered	Offered (1)	To Offering (2)	After Offering

				Number		Percent (3)

Conexant Systems, Inc.	30,000,000	30,000,000	38,333,334 (4)	8,333,334	(4)	6.4%
4000 MacArthur Boulevard
West Tower
Newport Beach, CA 92660

(1)	Figures in this column assume that the selling securityholder will fully exercise the warrants held by it.

(2)	Figures in this column include the shares of our common stock issuable upon exercise of the warrants and listed under “Exercise Shares Offered”.

(3)	The percentage of ownership is based on an aggregate of 91,877,177 shares of our common stock issued and outstanding as of August 29, 2003 and includes 30 million shares of our common stock offered by the selling securityholder under this prospectus and up to 8,333,334 shares of our common stock issuable upon exercise of warrants to purchase shares of our common stock which vest to the extent we borrow under the credit facility provided by Conexant and which are being registered under a separate registration statement.

(4)	Includes shares of our common stock issuable upon exercise of warrants to purchase up to 8,333,334 shares of our common stock which vest to the extent we borrow under the credit facility provided by Conexant.

Relationship with Conexant

     In connection with our spin-off from Conexant, we and Conexant have engaged in various transactions, including, without limitation, the transactions referred to in this prospectus and in our consolidated financial statements and related notes thereto incorporated by reference herein. We have also established ongoing arrangements and agreements with Conexant, the more significant of which are described below.

     Three members of Conexant’s board of directors — Messrs. Donald R. Beall, Dwight W. Decker and Jerre L. Stead — are also members of our board of directors. Mr. Decker currently serves as the chairman and chief executive officer of Conexant.

  Credit Facility with Conexant

     Prior to the spin-off, we entered into a senior secured revolving credit facility with Conexant, under which we may borrow up to $50 million for our working capital and other general corporate purposes. The credit facility will be available for a term ending on June 29, 2007. We may borrow under the credit facility only to restore our cash balance to $25 million. Loans under the credit facility will accrue interest at the rate of 10% per annum, payable at maturity.

     The credit facility is guaranteed by each of our domestic subsidiaries and certain foreign subsidiaries. It is also secured by a first-priority security interest in substantially all of our assets and those of our subsidiaries and pledges of the stock of our domestic and certain foreign subsidiaries, subject to certain exceptions.

     The credit facility contains, among other terms, representations and warranties, conditions precedent, covenants, prepayment provisions and events of default customary for facilities of this type.

     In connection with the credit facility, we issued to Conexant warrants to purchase up to 8,333,334 shares of our common stock which vest to the extent we borrow under the credit facility.

  Distribution, Employee Matters and Tax Allocation Agreements

     At the time of the spin-off, we entered into separate distribution, employee matters and tax allocation agreements with Conexant, which provide for the allocation of assets and liabilities of the Mindspeed Technologies business and responsibilities, liabilities and benefits relating to or affecting employee matters and taxation between us and our affiliates and Conexant and its affiliates.

  Transition Services Agreement

     At the time of the spin-off, we entered into a transition services agreement with Conexant under which we and Conexant were to provide to the other certain specified services, including services related to:

•	human resources;

•	accounting and taxation; and

•	information technology.

These services generally will be provided for a maximum of one year after the spin-off. The price for the services is expected to approximate the actual cost of the services.

  Information Technology Services Agreement

     At the time of the spin-off, we also entered into an information technology services agreement with Conexant under which Conexant provides to us a variety of information technology services that Conexant previously provided to us when we were part of Conexant. These services generally are to be provided for three years and will automatically renew for successive one year terms unless either party elects to terminate the agreement. Payments to Conexant for the services under the agreement generally consist of a base fee per month, plus an additional monthly service fee depending on the particular services provided.

PLAN OF DISTRIBUTION

     The selling securityholder may sell the warrants and the common stock underlying the warrants from time to time in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     The selling securityholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling securityholder may effect these transactions by selling the warrants or the common stock underlying the warrants to or through broker-dealers. Broker-dealers engaged by the selling securityholder may arrange for other broker-dealers to participate in the sales. The warrants or the common stock underlying the warrants may be sold in one or more of the following transactions:

•	a block trade in which a broker-dealer attempts to sell the warrants or shares as agent but may resell a portion of the block as principal to facilitate the transaction;

•	a purchase by a broker-dealer as principal and resale by the broker-dealer for its account under this prospectus;

•	an exchange distribution in accordance with the rules of the exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions; and

•	a combination of any of the above transactions.

     We may amend or supplement this prospectus from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of the warrants or the common stock underlying the warrants through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer, the supplement will disclose:

•	the name of the selling securityholder and the participating broker-dealer;

•	the number of warrants or shares involved;

•	the price at which the warrants or shares are sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer;

•	that the broker-dealer did not conduct any investigation to verify the information contained or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     The selling securityholder may enter into hedging transactions with broker-dealers or affiliates thereof in connection with distributions of the warrants or the common stock underlying the warrants. In these transactions, broker-dealers or affiliates may engage in short sales of the warrants or the common stock underlying the warrants pursuant to this prospectus to offset the positions they assume with the selling securityholder and use shares of common stock received from the selling securityholder to close out their short positions. The selling securityholder also may sell the warrants or the common stock underlying the warrants short and redeliver the warrants or the common stock underlying the warrants to close out its short positions. The selling securityholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer or an affiliate thereof of the warrants or the common stock underlying the warrants. The broker-dealer may then resell or otherwise transfer the warrants or the common stock underlying the warrants under this prospectus. The selling securityholder also may loan or pledge the warrants or the common stock underlying the warrants to a broker-dealer or an affiliate thereof. The broker-dealer may sell the loaned or pledged warrants or the common stock underlying the warrants under this prospectus.

     Broker-dealers or agents may receive compensation from the selling securityholder in the form of commissions, discounts or concessions. Broker-dealers or agents may also receive compensation from the purchasers of the warrants or the common stock underlying the warrants for whom they act as agents or to whom they sell as principals, or both. A broker-dealer’s compensation will be negotiated in connection with the sale and may exceed the broker-dealer’s customary commissions. Broker-dealers, agents or the selling securityholder may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of the warrants or the common stock underlying the warrants. Any commission, discount or concession received by these broker-dealers or agents and any profit on the sale of the warrants or the common stock underlying the warrants purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     Because the selling securityholder may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling securityholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the warrants or the common stock underlying the warrants. There is no underwriter or coordinating broker acting in connection with the proposed sale of the warrants or the common stock underlying the warrants by the selling securityholder.

     We agreed to keep this prospectus effective until the earlier of (i) June 27, 2013, (ii) the date on which all of the securities have been sold pursuant to this prospectus, or (iii) the date on which the securities are no longer restricted securities and, if Conexant is a holder, it is not then an affiliate of ours. The warrants or the common stock underlying the warrants will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the warrants or the common stock underlying the warrants may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the warrants or the common stock underlying the warrants may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling securityholder or any other person. We will make copies of this prospectus available to the selling securityholder and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

     We will pay all costs, expenses and fees associated with the registration of the warrants or the common stock underlying the warrants. The selling securityholder will pay all commissions and discounts, if any, associated with the sale of the warrants or the common stock underlying the warrants. The selling securityholder may agree to indemnify any broker-dealer or agent that participates in sales of the warrants or the common stock underlying the warrants against specified liabilities, including liabilities arising under the Securities Act. The selling securityholder has agreed to indemnify certain persons against specified liabilities in connection with the offering of the warrants or the common stock underlying the warrants, including liabilities arising under the Securities Act.

     We will issue shares of our common stock upon the exercise of the warrants by holders of the warrants. See “Description of Warrants”.

     We will not receive any of the proceeds from the resale of the warrants or the common stock underlying the warrants by the selling securityholders. We may, however, receive cash consideration up to the aggregate exercise price in connection with the exercise of the warrants for cash.

DESCRIPTION OF THE WARRANTS

     On June 27, 2003, we issued to Conexant warrants to purchase 30,000,000 shares of our common stock. The following summary description of the warrants sets forth some general terms and provisions of the warrants, but the summary is not complete and is qualified in its entirety by reference to the warrants, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. In the event of any conflict between this description and the text of the warrants, the text of the warrants will govern. We urge you to read the text of the warrants because the warrants, and not this description, define your rights as a holder of the warrants.

Exercise Period

     The warrants may not be exercised and the shares of our common stock underlying the warrants may not be sold for a 12-month period commencing June 27, 2003. Thereafter, the warrants are exercisable for shares of our common stock at any time during the 10-year period commencing June 27, 2003.

Exercise Price And Other Terms

     The warrants will entitle their holder to purchase the shares of our common stock at a price of $3.408 per share, subject to adjustments for anti-dilution purposes. The holder of the warrants will be able to exercise the warrants, in whole or part, by delivering to us the certificate representing the warrants, the election to purchase properly completed and executed and payment of the aggregate exercise price for the number of shares of our common stock as to which the warrants are being exercised. A holder of the warrants may not exercise the warrants to the extent that such exercise would result in such holder owning at any time more than 10% of the then outstanding shares of our common stock. The exercise price will be payable at the option of the warrant holder:

•	in cash or by certified check, wire transfer, bank draft or postal or express money order payable to our order;

•	by surrender of a number of shares of our common stock held by the holder equal to the quotient obtained by dividing (1) the purchase price by (2) the closing price of our common stock on the exercise date; or

•	by cashless exercise, pursuant to which the warrant holder will receive the number of shares of common stock equal to the product of (1) the number of shares of common stock being exercised under the warrants multiplied by (2) a fraction, the numerator of which is the closing price per share of our common stock on the exercise date minus the exercise price per share of our common stock, and the denominator of which is the closing price per share of common stock on the exercise date.

     The warrants may be exercised in whole or in part at the applicable exercise price until the expiration date, as described above. No fractional shares of our common stock will be issued upon the exercise of the warrants. We will pay a cash adjustment instead of fractional shares equal to the product of the fractional amount multiplied by the closing price per share of our common stock on the exercise date.

     Upon exercise of the warrants, we will deliver a stock certificate representing the number of shares that were exercised under the warrants, such certificate to be issued and delivered as soon as practicable after the warrants are exercised. If the warrants are not fully exercised, we will execute new warrants exercisable for the remaining shares and deliver the new warrants at the same time as the stock certificate for the exercised shares.

Adjustments

     The exercise price of the warrants and the number of shares of common stock purchasable upon the exercise of the warrants may be subject to adjustment in certain situations, including the following:

•	Upon any dividend or distribution of our common stock to the holders of common stock, stock split or other subdivision of the outstanding shares of our common stock or the combination of the outstanding shares of our common stock into a smaller number of shares, the exercise price and number of shares of our common stock issuable upon exercise of the warrants shall be increased or decreased proportionately as appropriate.

•	Upon the issuance of any rights, options or warrants to holders of our common stock to subscribe for or purchase shares of our common stock or securities convertible into our common stock at a price per share less than the then current market price, the exercise price and number of shares of common stock issuable upon exercise of the warrants shall be increased or decreased as appropriate; provided, however, that no adjustment shall be made if we issue or distribute to the warrant holder the rights, options or warrants which the warrant holder would have been entitled to receive had the warrants been exercised prior to the record date.

•	Upon the issuance or distribution to holders of any class of common stock of evidences of our indebtedness, cash or other assets, shares of any class of capital stock or any other security or rights to subscribe therefor (other than as described above), the warrants will evidence the right to receive following the date on which the distribution occurs, upon exercise of the warrants, in addition to the shares of common stock underlying the warrants, the kind and amount of indebtedness, cash, or other assets, shares of capital stock, other securities or subscription rights therefor described above that the warrant holder would have been entitled to receive upon such distribution had the warrant holder exercised the warrants prior to such distribution.

•	Upon a tender or exchange offer by us (other than an odd lot tender offer) for any class of common stock at a price in excess of the market price of such common stock at the expiration of the tender or exchange offer, the exercise price of the warrants and number of shares of common stock issuable upon exercise of the warrants shall be adjusted as appropriate.

•	Upon any (1) reclassification or change of shares of common stock issuable upon exercise of the warrants, (2) consolidation or merger with or into another corporation (other than a consolidation or merger in which we are the surviving corporation and the common stock is not reclassified or exchanged) or (3) sale, conveyance, transfer or lease of all or substantially all of our property or assets, an adjustment will be made to enable the warrant holder to receive the kind and number of shares and/or other securities and/or property (including cash) that the holder would have been entitled to receive had the holder exercised the warrants immediately prior to such reclassification, consolidation, merger, lease, sale, conveyance, transfer or lease.

•	If we issue shares of any class of common stock, warrants or other convertible securities (subject to certain exclusions set forth in the warrants) at a price, conversion price or exercise price (including any adjustments thereof) which results in an effective price per share less than the fair market value of the class of common stock then being issued (measured over a 30 trading day averaging period beginning 45 trading days prior to the date of issuance), then the exercise price of the warrants shall be adjusted appropriately.

     Promptly following the effective date of any such adjustment, we will compute such adjustment and provide the warrant holder with a certificate setting forth the adjustment and the facts on which it is based.

Warrant Holder Not A Shareholder

     The warrants do not entitle the holder to any voting or other rights as a shareholder nor is the holder subject to any liability as a shareholder.

Transfer, Exchange And Exercise

     The warrants may be presented for transfer, exchange or exercise on or prior to their expiration date, at which time the warrants will become wholly void and of no value.

     We will not impose a charge for any exercise, exchange or transfer of the warrants, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer.

     Any issuance by us of shares of common stock upon exercise of the warrants must be made by us pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. In addition, any issuance by us and any disposition by the selling securityholder may require registration or qualification under applicable state securities laws. We will register or qualify, or cooperate with the warrant holders in connection with the registration or qualification of, the warrants and the underlying common stock for offer and sale under such state securities laws as the holders request in writing.

Registration Rights

     The following summary of the registration rights provided in the registration rights agreement relating to the warrants is not complete and is qualified in its entirety by reference to the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. In the event of any conflict between this description and the registration rights agreement, the terms of the registration rights agreement will govern.

     The holders of the warrants and the common stock issuable upon exercise of the warrants are entitled to the benefits of a registration rights agreement relating to the warrants. This prospectus is part of a shelf registration statement that we filed to meet our obligations under the registration rights agreement to register as promptly as practicable within 90 days after the issuance of the warrants:

•	the offer and resale of the warrants;

•	the issuance by us of shares of common stock upon exercise of the warrants; and

•	the offer and resale of the shares of common stock issued or issuable upon exercise of the warrants.

     We will use our reasonable best efforts to have this shelf registration statement declared effective as soon as practicable following the filing thereof, and to keep it effective until the earlier of:

•	June 27, 2013;

•	the date on which all of the securities have been sold pursuant to this prospectus; or

•	the date on which the securities are no longer restricted securities and, if Conexant is a holder, it is not then an affiliate of ours.

     We will be permitted to suspend the use of this prospectus for a period not to exceed 45 consecutive days or an aggregate of 90 days during any twelve-month period under certain circumstances which we determine in good faith and in our reasonable judgment would (i) interfere with or affect the negotiation or completion of a transaction that is being contemplated by us or (ii) involve initial or continuing disclosure obligations that are not in the best interests of our shareholders at the time. A holder of warrants or the underlying common stock that sells such securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreement which are applicable to such holder.

     We will give notice of the effectiveness of the shelf registration statement to all holders who have provided us with the selling securityholder notice and questionnaire. Each holder must complete the notice and questionnaire in order to be named as a selling securityholder in the prospectus and prior to any intended distribution of securities pursuant to the shelf registration statement. If we receive completed questionnaires from holders after the effectiveness of the shelf registration statement, we will, as promptly as practicable, file amendments or supplements to the registration statement naming those holders as selling securityholders, thereby allowing them to sell their securities under the registration statement. Any use of the registration statement by selling securityholders is, however, subject to our right to suspend use of the prospectus under certain circumstances.

     We will pay all registration expenses of the shelf registration, provide each holder that is selling securities covered by this registration statement pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the securities. Selling securityholders remain responsible for all selling commissions and discounts.

LEGAL MATTERS

     The validity of the warrants and the shares of our common stock covered by this prospectus will be passed upon by Chadbourne & Parke LLP, 30 Rockefeller Plaza, New York, New York 10112, our counsel.

EXPERTS

     The financial statements and the related financial statement schedule of Mindspeed Technologies, Inc., as of September 30, 2002 and 2001, and for each of the three years in the period ended September 30, 2002, incorporated by reference in this prospectus from the Registration Statement on Form 10 of Mindspeed Technologies, Inc. dated June 6, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Microcosm Communications Limited, as of and for the year ended 31 December 1999, incorporated by reference in this prospectus from the Registration Statement on Form 10 of Mindspeed Technologies, Inc. dated June 6, 2003, have been audited by Deloitte & Touche, chartered accountants and registered auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     We will pay all expenses incident to the offering and sale of our common stock being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

Amount

SEC Registration Fee	$13,009
*Legal Fees and Expenses	$25,000
*Accounting Fees and Expenses	$2,500
*Miscellaneous Expenses	$491

*Total	$41,000

*	Estimated

Item 15. Liability and Indemnification of Directors and Officers

     The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to limitations. Our restated certificate of incorporation provides that our directors are not liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or the shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (iv) for any transaction from which a director derived an improper personal benefit.

     The Delaware General Corporation Law provides for indemnification of directors, officers, employees and agents subject to limitations. Our amended Bylaws and the appendix thereto provide for the indemnification of directors, officers, employees and agents to the extent permitted by Delaware law. Our directors and officers also are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Item 16. Index to Exhibits

4.1	Restated Certificate of Incorporation of the Company, filed as Exhibit 4.1 to the Company’s registration statement on Form S-3 (Registration No. 333-106146), is incorporated herein by reference.

4.2	Bylaws of the Company, filed as Exhibit 4.2 to the Company’s registration statement on Form S-3 (Registration No. 333-106146), is incorporated herein by reference.

4.3	Specimen certificate for the Company’s Common Stock, par value $.01 per share, filed as Exhibit 4.1 to the Company’s registration statement on Form 10, as amended (File
No. 1-31650), is incorporated herein by reference.

4.4	Rights Agreement by and between the Company and Mellon Investor Services LLC, filed as Exhibit 4.1 to the Company’s current report on Form 8-K filed July 1, 2003, is incorporated herein by reference.

4.5	Initial Warrant dated June 27, 2003 issued by the Company to Conexant Systems, Inc.

4.6	Registration Rights Agreement dated as of June 27, 2003 by and between the Company and Conexant Systems, Inc.

5	Opinion of Chadbourne & Parke LLP.

23.1	Consent of Deloitte & Touche LLP, independent auditors.

23.2	Consent of Deloitte & Touche, chartered accountants and registered auditors.

23.3	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a under the Securities Act).

23.4	Consent of Chadbourne & Parke LLP, contained in its opinion filed as Exhibit 5 to this registration statement.

24.1	Powers of Attorney authorizing certain persons to sign this registration statement on behalf of certain directors and officers of the Company, filed as Exhibit 24 to the Company’s registration statement on Form S-3 (Registration No. 333-106146), is incorporated herein by reference.

24.2	Power of Attorney authorizing certain persons to sign this registration statement on behalf of a director of the Company, filed as Exhibit 24.2 to the Company’s registration statement on Form S-3 (Registration No. 333-107343), is incorporated herein by reference.

Item 17. Undertakings

          A. The Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the SEC by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 7th day of October, 2003.

MINDSPEED TECHNOLOGIES, INC.

By:	/S/ SIMON BIDDISCOMBE

Simon Biddiscombe
Senior Vice President, Chief Financial Officer and Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 7th day of October, 2003 by the following persons in the capacities indicated:

Signature	Title

DWIGHT W. DECKER*	Chairman of the Board

RAOUF Y. HALIM*	Chief Executive Officer (principal executive officer) and Director

DONALD R. BEALL*	Director

HOSSEIN ESLAMBOLCHI*	Director

MING LOUIE*	Director

THOMAS MADDEN*	Director

JERRE L. STEAD*	Director

/S/ SIMON BIDDISCOMBE Simon Biddiscombe	Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)

*By	/S/ SIMON BIDDISCOMBE

(Simon Biddiscombe, Attorney-in-fact)**

**	By authority of the powers of attorney filed as Exhibits 24.1 and 24.2 to this Registration Statement.

EXHIBIT INDEX

Exhibit
Number

4.1	Restated Certificate of Incorporation of the Company, filed as Exhibit 4.1 to the Company’s registration statement on Form S-3 (Registration No. 333-106146), is incorporated herein by reference.

4.2	Bylaws of the Company, filed as Exhibit 4.2 to the Company’s registration statement on Form S-3 (Registration No. 333-106146), is incorporated herein by reference.

4.3	Specimen certificate for the Company’s Common Stock, par value $.01 per share, filed as Exhibit 4.1 to the Company’s registration statement on Form 10, as amended (File No. 1-31650), is incorporated herein by reference.

4.4	Rights Agreement by and between the Company and Mellon Investor Services LLC, filed as Exhibit 4.1 to the Company’s current report on Form 8-K filed July 1, 2003, is incorporated herein by reference.

4.5	Initial Warrant dated June 27, 2003 issued by the Company to Conexant Systems, Inc.

4.6	Registration Rights Agreement dated as of June 27, 2003 by and between the Company and Conexant Systems, Inc.

5	Opinion of Chadbourne & Parke LLP.

23.1	Consent of Deloitte & Touche LLP, independent auditors.

23.2	Consent of Deloitte & Touche, chartered accountants and registered auditors.

23.3	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a under the Securities Act).

23.4	Consent of Chadbourne & Parke LLP, contained in its opinion filed as Exhibit 5 to this registration statement.

24.1	Powers of Attorney authorizing certain persons to sign this registration statement on behalf of certain directors and officers of the Company, filed as Exhibit 24 to the Company’s registration statement on Form S-3 (Registration No. 333-106146), is incorporated herein by reference.

24.2	Power of Attorney authorizing certain persons to sign this registration statement on behalf of a director of the Company, filed as Exhibit 24.2 to the Company’s registration statement on Form S-3 (Registration No. 333-107343), is incorporated herein by reference.